Christopher Kitchen To Call Writer Directly: (212) 446-4988 christopher.kitchen@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

April 8, 2014

Via EDGAR and Hand Delivery

Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Phibro Animal Health Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed March 31, 2014
Amendment No. 2 to Registration Statement on Form S-1
Filed April 4, 2014
File No. 333-194467

Dear Ms. Parker:

On behalf of our client Phibro Animal Health Corporation, a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 7, 2014, to Jack C. Bendheim, President of the Company, with respect to the above-referenced Amendment No. 1 and Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 3 to the Registration Statement (the “Amendment No. 3”), which reflects these revisions and updates and clarifies certain other information.

The Company is also separately transmitting in paper copy, pursuant to Rule 418(b) of Regulation C under the Securities Act of 1933, supplemental information requested by the Staff. The supplemental information is not to be filed with or deemed a part of the Registration

Beijing Chicago Hong Kong London Los Angeles Munich Palo Alto San Francisco Shanghai Washington, D.C.

April 8, 2014 Page 2

Statement, and the Company has requested that the supplemental information be promptly returned to the undersigned or discarded following completion of the Staff’s review of the supplemental information. Rule 418(b) requires that supplemental information that is requested to be returned not be filed in electronic format.

Form S-1 Amendment No. 1 Filed March 31, 2014

Risk Factors, page 17

Risks Related to this Offering and Ownership of Our Class A Common Stock, page 35

Future sales of our Class A common stock, or the perception in the public markets that these sales may occur, may depress our stock price, page 37

1.	Staff’s Comment: In the fourth paragraph, please verify the mathematical accuracy of the 21.7 million shares of Class B common stock that will have the right to require you to register such shares under the Securities Act. Please provide details of how you determined the amount of such shares.

Response: The Company respectfully advises the Staff that the stated approximate amount of 21.7 million shares of Class B common stock subject to registration rights is correct. This amount includes 21,348,600 shares of Class B common stock that will be outstanding upon completion of the offering, together with 386,750 shares that will be issuable upon exercise of the BFI Warrant. The Company has revised the referenced disclosure to clarify that shares issuable upon exercise of the BFI Warrant are included in this amount.

Use of Proceeds, page 45

2.	Staff’s Comment: Based on estimated gross proceeds of $125 million (assuming an offering price of $17.00 per share), costs and expenses of the offering of approximately $3.7 million (per page II-1), and approximate net proceeds of $114.6 million, it appears your estimated underwriting discounts are approximately $6.7 million. Please confirm whether this is correct, what the estimated discount per share is, and whether such underwriting discount pertains to only shares offered by the Company, or also to those offered by the selling shareholder. Provide corresponding disclosure that fully reconciles estimated gross proceeds to estimated net proceeds.

Response: The Company respectfully advises the Staff that the $114.6 million amount of net proceeds reflected on page 45 of the Registration Statement gives effect to the reimbursement of a portion of the Company’s offering expenses by the underwriters, in

April 8, 2014 Page 3

an assumed amount of $1.7 million. The estimated underwriting discount is based on a rate of 6.75%, equivalent to a per share amount of $1.1475, and only pertains to shares offered by the Company (for an aggregate amount of approximately $8.4 million). The Company has revised the referenced disclosure to disclose the aggregate estimated amount of the underwriters’ discount and that the expense amounts assume reimbursement of certain amounts by the underwriters.

3.	Staff’s Comment: In the third paragraph, you indicate the total to be available under your New Credit Facilities, $390 million. Please also state the respective amounts available under each of the 2014 Revolving Credit Facility and the 2014 Senior Secured Term Loan Facility. Additionally, if true, indicate only the 2014 Senior Secured Term Loan Facility will be utilized concurrent with the offering, to correspond with the related “Sources” amount presented in the table below on this page.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 45 and 46 to state the respective amounts available under each of the 2014 Revolving Credit Facility and the 2014 Senior Secured Term Loan Facility and to indicate in the “Sources and Uses” table that the amounts drawn at closing under the New Credit Facilities will be borrowed under the 2014 Senior Secured Term Loan Facility.

4.	Staff’s Comment: In the “Uses” section of your tabular disclosure, you indicate “Fees and expenses” will amount to $15.4 million. However, the difference between your estimated gross proceeds of $125.0 million and estimated net proceeds of $114.6 million (disclosed in the first paragraph on this page) amounts to only $10.4 million. Please provide a detailed reconciliation of these amounts.

Response: The Company respectfully advises the Staff that approximately $5.0 million of fees and expenses are expected to be incurred in connection with the the Company’s entry into the New Credit Facilities. This amount is not an expense related to the offering itself and therefore is not deducted in the calculation of net proceeds of the offering. The Company has revised the Registration Statement to include a footnote to the “Sources and Uses” table on page 46 of the Registration Statement to clarify this point.

5.	Staff’s Comment: In the “Uses” section of your tabular disclosure, you indicate “Cash on Balance Sheet” will amount to $13.9 million. Please provide a detailed reconciliation of this amount from the beginning “Cash and cash equivalents” amount of $30.5 million presented on your unaudited balance sheet, as of December 31, 2013 (page F-35).

Response: The Company respectfully advises the Staff that the $13.9 million reflected as a use of proceeds under “Cash on the Balance Sheet” represents cash that will remain following the other stated uses of proceeds and, as a result, will be added to the Cash line

April 8, 2014 Page 4

item on the Company’s balance sheet at that time. The Company has revised the referenced disclosure to clarify that this amount will be “Cash added to the Balance Sheet” to clarify this point.

Capitalization, page 47

6.	Staff’s Comment: In your tabular presentation, under “Debt,” the amount presented for your “9.25% senior notes,” $297,796, does not mathematically agree with the corresponding amount per your unaudited balance sheet, page F-35, of $297,827. Please reconcile such amounts.

Response: The Company respectfully advises the Staff that the amount set forth on page F-35 of the Registration Statement under “Long-term debt” includes $31,000 of long-term capital leases. This amount is included in the amounts shown under the line item “Capital leases” in the capitalization table on page 47 of the Registration Statement, which line item also includes $62,000 of short-term capital leases.

7.	Staff’s Comment: In your tabular presentation, the adjusted “Cash and cash equivalents” amount of $15.9 million does not mathematically agree with the corresponding amount of $13.9 million on page 45. Please reconcile such amounts.

Response: In response to the Staff’s comment, the Company advises the Staff that in arriving at the approximately $15.9 million amount reflected under “Cash and cash equivalents” in the capitalization table on page 48 of the Registration Statement, the Company adjusted the approximately $30.5 million reflected under the “Actual” column by (i) adding the $13.9 million of “Cash added to the Balance Sheet” shown on page 46 of the Registration Statement and (ii) subtracting the $25.0 million paid as a dividend and $3.4 million paid in respect of taxes incurred as a result of repatriation of funds used to pay the dividend. The Company has added a footnote to the capitalization table on page 49 of the Registration Statement to separately disclose this tax payment.

Dilution, page 49

8.	Staff’s Comment: Please provide us with the details of your calculation to determine your net tangible book deficit of $(115.7) million, as of December 31, 2013. Please also provide us with cross referencing for each reconciling amount to where each is presented in your corresponding unaudited financial statements, included elsewhere in your filing.

Response: In response to the Staff’s comment, the Company is confidentially providing the Staff with the requested materials, supplementally herewith.

April 8, 2014 Page 5

9.	Staff’s Comment: As in the prior comment, please also provide us with the details of each of your calculations to determine your pro forma net tangible book deficits, for each additional scenario you disclose in this section. Please also provide the underlying details and calculations, if necessary, for the items impacting each of your pro forma determinations. For ease of reading and understanding, you may wish to consider providing a comparative tabular disclosure of the actual and pro forma scenarios, with sufficient underlying footnote explanations.

Response: In response to the Staff’s comment, the Company is confidentially providing the Staff with the requested materials, supplementally herewith.

10.	Staff’s Comment: Please explain to us how you determined the total consideration amount of shares purchased by existing shareholders, $50,123,161, you presented in the table at the bottom of this page.

Response: The Company respectfully advises the Staff that it calculated the total amount of consideration paid by existing stockholders to purchase shares of the Company’s Class A common stock by multiplying the purchase price paid by the selling stockholder (the only existing stockholder that will own shares of Class A common stock upon completion of this offering) to purchase shares of our common stock by the total number of shares it purchased, and divided that amount by the total consideration paid, to arrive at a price per share prior to the 0.442-for-1 stock split that will occur prior to completion of this offering. The stock split was then applied to the number of shares held and the price per share to arrive at the figures presented in the table, which reflect the number of shares held by the selling stockholder upon completion of the offering, and the consideration (both per share and in the aggregate) paid by the selling stockholder. The Company is confidentially providing a detailed calculation of these amounts, supplementally herewith.

11.	Staff’s Comment: On page 50, in the second paragraph of this section, you state: “If the underwriters’ option to purchase additional shares is exercised in full, our existing stockholders would own approximately 17.8% and our new investors would own approximately 82.2% of the total number of shares of our Class A common stock outstanding after this offering.” Please verify the accuracy of these percentages and provide us with your corresponding detailed calculation thereof.

Response: In response to the Staff’s comment, the Company confirms the accuracy of the referenced percentages and advises the Staff that it is confidentially providing the Staff with the corresponding calculation thereof, supplementally herewith.

April 8, 2014 Page 6

12.	Staff’s Comment: On page 50, in the second paragraph, you state: “If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value per share after this offering would be $(1.21) per share, and the dilution in the pro forma net tangible book value per share to new investors in this offering would be $18.21 per share.” Please tell us why the pro forma amounts for this scenario are the same as those you determined for the scenario when the underwriters do not exercise their option to purchase additional shares, as you presented on page 49. Additionally, please tell us whether any additional underwriters’ discounts should be factored into the calculation, assuming additional shares are deemed to be sold if the underwriters exercise their option to purchase additional shares, and what such additional discount amount would be.

Response: The Company respectfully advises the Staff that because any shares sold pursuant to the underwriters’ option to purchase additional shares would be sold by the selling stockholder, there is no effect on the pro forma amounts referenced and any additional underwriters’ discounts do not need to be reflected.

13.	Staff’s Comment: Your disclosure in the third paragraph on page 50 appears to contradict the statement made in the second paragraph, pertaining to whether the calculation “above” assumes no exercise of the underwriters’ additional purchase option. Please revise or expand your disclosure, as appropriate.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to move the third paragraph on page 50 such that it is now the first paragraph on page 50, which the Company believes clarifies the issue.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

Significant Accounting Policies and Application of Critical Accounting Estimates, page 80

Share-Based Compensation, page 81

14.	Staff’s Comment: Please expand your disclosure to also address the extent to which the estimates to determine the fair value of the Company’s shares are considered highly complex and subjective, and to state such estimates will not be necessary to determine the fair value of new awards, once the underlying shares begin trading.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure to explain that the estimates involved in the valuation of the Company’s common stock are highly subjective and complex, and that such estimates will not be necessary once our underlying shares begin trading publicly.

April 8, 2014 Page 7

 In addition, the Company hereby acknowledges that:

•         should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4988 or my colleague Joshua Korff at (212) 446-4943.

Sincerely,

/s/ Christopher Kitchen
Christopher Kitchen

cc: Jack C. Bendheim